Filed Pursuant to Rule 433

Registration No. 333-219186

March 6, 2020

ONEOK, INC.

PRICING TERM SHEET

$100,000,000

4.500% Notes due 2050

Issuer:	ONEOK, Inc.

Guarantors:	ONEOK Partners, L.P. and ONEOK Partners Intermediate Limited Partnership

Security Type:	Senior Unsecured Notes

The new 4.500% notes due 2050 (the “new 2050 notes”) will be an additional issuance of the 4.500% notes due 2050 sold by us in an aggregate principal amount of $400,000,000 on March 5, 2020 (the “initial 2050 notes,” and together with the new 2050 notes, the “2050 notes”). The new 2050 notes will form a single series with the initial 2050 notes. The new 2050 notes will have the same terms as the initial 2050 notes, other than the offering price, and will have the same CUSIP number as the initial 2050 notes and it will settle on the same day as the initial 2050 notes. The aggregate principal amount of the 2050 notes will be $500,000,000.

Expected Ratings:[1]	Baa3 (Moody’s) and BBB (S&P)

Pricing Date:	March 6, 2020

Settlement Date:	March 10, 2020 (T+2)

Maturity Date:	March 15, 2050

Principal Amount:	$100,000,000

Benchmark Treasury:	2.375% due November 15, 2049

Benchmark Treasury Price / Yield:	126-27+ / 1.284%

Re-offer Spread to Benchmark Treasury:	+ 321.6 bps

Yield to Maturity:	4.500%

Coupon:	4.500%

Public Offering Price:	100.00% of the principal amount

[1]

A securities rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating. The rating is subject to revision or withdrawal at any time by the assigning rating organization.

Redemption Provisions:

Make-Whole Call:	T + 45 bps (prior to September 15, 2049)

Par Call:	On or after September 15, 2049 (six months prior to maturity)

Interest Payment Dates:	March 15 and September 15, beginning September 15, 2020

CUSIP / ISIN:	682680 BC6 / US682680BC64

Joint Book-Running Managers:	Barclays Capital Inc. Deutsche Bank Securities Inc. Mizuho Securities USA LLC TD Securities (USA) LLC

The issuer has filed a registration statement (including a base prospectus) and a preliminary prospectus supplement with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement for this offering, the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online data base (EDGAR) on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling Barclays Capital Inc. at 1-888-603-5847; Deutsche Bank Securities Inc. at 1-800-503-4611; Mizuho Securities USA LLC at 1-866-271-7403; or TD Securities (USA) LLC at 1-855-495-9846.

No PRIIPs KID. Not for retail investors in the EEA or the UK. No PRIIPs key information document (KID) has been prepared as not available to retail in EEA or the UK.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another electronic system.